Mail Stop 4561

February 20, 2007

Jeff D. Jenson
I/NET, Inc.
1608 W. 2225 S.
Woods Cross, UT 84087

　　　　　　　　RE:　I/Net, Inc.
　　　　　　　　　　Revised Preliminary Information Statement on Schedule 14C
　　　　　　　　　　File No. 0-23806
　　　　　　　　　　Date Filed: February 9, 2007

Dear Mr. Jenson:

　　　　We have reviewed the above-captioned filing and have the following additional comment.

General

　　1. We note the addition of audited financial statements for Liberator Medical Supply for the years ended December 31, 2005 and 2004. Please provide audited financial statements for you and Liberator Medical Supply for the years ended December 31, 2006 and 2005 in accordance with Item 310(g) of Regulation S-B. In addition, please provide the full information required by Item 14(c) of Schedule 14A. In this regard, the disclosure required by Parts B and C of Form S-4 should be provided, as appropriate.

　　　　　　　　　　*　　　*　　　*

　　　　As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you need further assistance, please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director